Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown on a combined basis for the Predecessor period and on a consolidated basis for the Successor period. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. The term “fixed charges” means the sum of the following: (i) interest expense, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense (iv) loss on early extinguishment of debt representing write-off of unamortized debt issue cost, original issue discount and call premium fees.

	Predecessor			Successor
($ in millions, except ratios)	Year ended December 31, 2010	Year ended December 31, 2011	Period from January 1, 2012 to June 6, 2012	From inception April 23, 2012 to December 31, 2012	Year ended December 31, 2013	Year ended December 31,2014

Earnings
Pre-tax income (loss) from continuing operations	$35,642	$24,740	$(12,436)	$84,105)	$(429,916)	$(59,708)
Fixed charges	2,659	2,438	1,050	50,578	74,281	73,281
Earnings	38,301	27,178	(11,386)	(33,527)	(355,635)	13,573
Fixed Charges
Interest expense	—	63	—	39,662	62,092	63,815
Amortization of original issue discounts related to indebtedness	—	—	—	1,102	2,557	3,266
Amortization of debt issue costs	—	—	—	1,630	2,643	2,535
Unamortized debt issue costs written off	—	—	—	2,405	951	—
Unamortized original issue discount written off	—	—	—	2,705	1,402	—
October 2012 debt refinancing costs	—	—	—	1,587	—	—
April 2013 debt refinancing costs	—	—	—	—	936	—
Estimate of interest in rental expense	2,659	2,375	1,050	1,487	3,700	3,665
Total fixed charges	$2,659	$2,438	$1,050	$50,578	$74,281	$73,281

Ratio of Earnings to Fixed Charges (1)	14.4	11.1	—	—	—	0.2

Additional Pre-Tax Earnings to Achieve 1:1 Ratio	$—	$—	$12,436	$84,105	$429,916	$59,708

(1)                  The ratio of earnings to fixed charges is computed by dividing earnings (loss) from operations plus fixed charges by fixed charges.